plastec technologies Reports UNAUDITED FISCAL 2013 Third QUARTER and Nine-month FINANCIAL RESULTS

Hong Kong – November 13, 2013 – Plastec Technologies, Ltd. - (OTCBB: PLTYF (ordinary shares), PLTWF (warrants), PLTEF (units)) (“Plastec” or the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China, today reported unaudited financial results for the fiscal 2013 third quarter and nine months ended September 30, 2013. See attached tables at the end of this release in Hong Kong dollars (HKD). All other amounts in this press release are presented in U.S. dollars (USD) with a conversion rate of US$1.0: HK$7.8.

FY 2013 Q3 Financial and Operating Highlights

(all comparisons to same period of prior year)

•	Sales of $36.8 million, a decrease of 22.2% as a result of a reduction in lower margin product orders from existing customers
•	Gross margin of 20.9%, compared to 16.1%, resulting primarily from streamlining of production costs during period and a more favorable product mix
•	Adjusted EBITDA of $6.4 million, compared to $9.8 million
•	Net income of $29,000, or $0.00 per diluted share based on 13.6 million diluted shares outstanding, compared to $4.4 million, or $0.31 per diluted share based on 14.3 million diluted shares outstanding

Fiscal 2013 Nine-Month Financial and Operating Highlights

(all comparisons to same period of prior year)

•	Sales of $113.1 million, a decrease of 10.2%
•	Gross margin of 22.4%, compared to 12.5%
•	Adjusted EBITDA of $22.0 million, compared to $22.6 million
•	Net income of $7.3 million, or $0.54 per diluted share based on 13.7 million diluted shares outstanding, compared to $6.6 million, or $0.46 per diluted share based on 14.5 million diluted shares outstanding
•	$13.0 million in cash generated from operations for the nine months ended September 30, 2013, compared to $17.3 million

Balance Sheet Highlights (at September 30, 2013)

•	$52.6 million in working capital at September 30, 2013, compared to $39.9 million at December 31, 2012
•	No long-term debt

Management Comments

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “We continue to focus our operations on higher margin product orders, concentrating our business on precision molding design and finishing services that provide a strong value proposition for customers. During this period, Plastec avoided lower margin product orders, which led to lower revenues. However, we were pleased to continue to report incremental margin improvement in the third quarter.”

Mr. Sze-To continued, “While our industry has encountered challenges from a slower macro environment, we feel that Plastec’s long-standing customer relationships and quality of service has allowed our Company to continue growing. We are always re-investing free cash flow in our assets to provide our customers with the latest technology and ability to perform a wide number of intricate designs with a low default. We have production facilities in Guangdong and Jiangsu Provinces, along with another in Thailand. These are located strategically next to our major customers, allowing our Company to provide just-in-time deliveries while also serving as a geographical advantage over potential competitors. We believe that these locations provide Plastec with the physical capacity to meet any increased demand in output.”

Plastec Technologies, Ltd.	Page 2
November 13, 2013

Selected Financial Highlights
(USD$ in millions, except number of shares and per share data)
(Results and percentages rounded to the nearest tenth)
	3 months ended Sept 30, 2013	3 months ended Sept 30, 2012	Percentage Change	9 months ended Sept 30, 2013	9 months ended Sept 30, 2012	Percentage Change
Sales	$36.8	$47.3	-22.2%	$113.1	$126.0	-10.2%
Cost of Revenues	$29.1	$39.7	-26.7%	$87.7	$110.2	-20.4%
Gross Profit	$7.7	$7.6	1.3%	$25.3	$15.8	60.1%
Gross Profit Ratio	20.9%	16.1%		22.4%	12.5%

Income from Operations	$0.5	$4.7	-89.4%	$7.9	$7.6	3.9%
Operating Margin	1.4%	9.9%		7.0%	6.0%

Net Income	$0.03	$4.4	-99.3%	$7.3	$6.6	10.6%
Net Margin	0.1%	9.3%		6.5%	5.2%

Weighted Average Number of Diluted Shares Outstanding	13,594,107	14,292,228		13,681,314	14,498,320
Diluted EPS	$0.00	$0.31	-100.0%	$0.54	$0.46	17.4%
Adjusted EBITDA*	$6.4	$9.8	-34.7%	$22.0	$22.6	-2.7%

* Reconciliation table at end of release

Balance Sheet Highlights (USD$ in Millions)
	9/30/2013	12/31/2012	Percentage Change

Cash and Cash Equivalents	$39.4	$39.7	-0.8%
Total Current Assets	$91.9	$89.8	2.3%
Total Assets	$142.7	$151.2	-5.6%
Working Capital	$52.6	$39.9	31.8%
Total Long-term Debt	0	0
Total Liabilities	$39.3	$51.4	-23.5%
Shareholders’ Equity	$103.4	$99.8	3.6%
Total Liabilities and Shareholders' Equity	$142.7	$151.2	-5.6%

2013 Third Quarter and First Nine Month Financial Review

•	Total sales for the three months ended September 30, 2013 decreased to $36.8 million from $47.3 million in the prior-year period. The decline in total sales was largely due to a reduction in lower margin product orders. Total sales for the nine months ended September 30, 2013 were $113.1 million, compared to $126.0 million in the first nine months of 2012.

•	Despite lower sales during the quarter, the Company’s gross profit increased by 1.3% to $7.7 million during the three-month period ended September 30, 2013, and gross profit margin improved to 20.9% from 16.1% for the prior year period. The increase in gross profit and margin was due to a number of factors: a focus on new models from existing customers, which typically carry a much higher margin than second generation orders; a reduction in costs of revenues resulting from the Company’s efforts to further streamline its manufacturing process and reducing capacity where necessary. For the nine months ended September 30, 2013, the Company’s gross profit was $25.3 million, or 22.4% of revenues, compared to $15.8 million, or 12.5% of revenues, in the prior-year period.

•	Income from operations was $0.5 million, or 1.4% of revenues, during the three months ended September 30, 2013, compared to $4.7 million, or 9.9%, in the prior-year period. The Company reported a loss of $1.7 million during the three-month period due to a write off of fixed assets, arising from its efforts in streamlining its manufacturing plants. For the first nine months of 2013, the Company reported income from operations of $7.9 million, or 7.0%, compared to $7.6 million, or 6.0%, during the first nine months of 2012.

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November 13, 2013

•	Adjusted EBITDA for the three months ended June 30, 2013 was $6.4 million, compared to $9.8 million in the prior-year period. For the first nine months of 2013, adjusted EBITDA was $22.0 million, compared to $22.6 million in the first nine months of 2012.

•	Net income for the three months ended September 30, 2013 was $29,000, or $0.00 per share based on approximately 13.6 million weighted average diluted shares outstanding, compared to $4.4 million, or $0.31 per share based on approximately 14.3 million weighted average diluted shares, in the prior-year period. For the nine months ended September 30, 2013, net income was $7.3 million, or $0.54 per share based on approximately 13.7 million weighted average diluted shares outstanding, compared to $6.6 million, or $0.46 per share based on approximately 14.5 million weighted average diluted shares, in the prior-year period.

Share Repurchase Update

In September 2013, the Company announced the completion of its previously announced repurchase plan of up to $5 million of its ordinary shares and warrants, which was subject to expire on December 9, 2013. At the completion of the plan, Plastec had repurchased 832,765 shares and 85,000 warrants thereunder. The Company subsequently announced a new 12-month repurchase plan through September 25, 2014, allowing Plastec to purchase up to $5 million of its ordinary shares and warrants in both open market and privately negotiated transactions at the discretion of the Company’s management and as market conditions allow. As of the date of this press release, Plastec had repurchased 586,010 shares and 22,000 warrants under the current plan.

About Plastec

Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries. With over 5,000 employees, Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

Eli D. Scher, Director

eli@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Adam Prior, Senior Vice President

(212) 836-9606

aprior@equityny.com

In China

Katherine Yao, Associate

86 10 6587 6435

kyao@equityny.com

Plastec Technologies, Ltd.	Page 4
November 13, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended September 30,		For the 9-month period ended September 30,
	2013	2012	2013	2012
	HK$	HK$	HK$	HK$

Revenues	286,835	369,234	881,902	982,728
Cost of revenues	(226,847)	(310,000)	(684,256)	(859,452)
Gross profit	59,988	59,234	197,646	123,276

Operating expenses, net
Selling, general and administrative expenses	(41,379)	(23,003)	(121,104)	(65,676)
Other income	(858)	1,502	1,872	2,620
Loss on disposal of property, plant and equipment	(13,636)	(1,240)	(16,408)	(1,203)
Total operating expenses, net	(55,873)	(22,741)	(135,640)	(64,259)

Income from operations	4,115	36,493	62,006	59,017

Interest income	73	50	178	145
Interest expense	(272)	(596)	(950)	(1,810)
Income before income tax expense	3,916	35,947	61,234	57,352

Income tax expense	(3,688)	(1,247)	(4,350)	(5,865)
Net income	228	34,700	56,884	51,487

Other comprehensive income
Foreign currency translation adjustment	479	(768)	2,776	(649)
Comprehensive income attributable to Plastec Technologies, Ltd.	707	33,932	59,660	50,838

Net income per share:

Weighted average number of ordinary shares	13,594,107	14,292,228	13,681,314	14,498,320

Weighted average number of diluted ordinary shares	13,594,107	14,292,228	13,681,314	14,498,320

Basic income per share attributable to Plastec Technologies, Ltd.	HK$0.0	HK$2.4	HK$4.2	HK$3.6

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$0.0	HK$2.4	HK$4.2	HK$3.6

Plastec Technologies, Ltd.	Page 5
November 13, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) September 30,	(Audited) December 31,
	2013	2012
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	307,480	309,862
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2012 and September 30, 2013, respectively	266,017	257,299
Inventories	96,262	97,467
Deposits, prepayment and other receivables	47,201	35,471
Total current assets	716,960	700,099

Property, plant and equipment, net	363,606	440,383
Prepaid lease payments, net	22,555	23,719
Other assets	4,971	14,503
Deferred tax assets	4,288	-
Intangible assets	438	438
Total assets	1,112,818	1,179,142

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings	46,373	96,892
Trade payables	128,435	151,436
Other payables and accruals	87,598	115,715
Tax payable	43,969	25,225
Total current liabilities	306,375	389,268

Deferred tax liabilities	-	11,629
Total liabilities	306,375	400,897

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 14,292,228 and 13,524,138 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	105	112
Additional paid-in capital	53,877	85,332
Accumulated other comprehensive income	17,300	14,524
Retained earnings	735,161	678,277
Total shareholders’ equity	806,443	778,245

Total liabilities and shareholders’ equity	1,112,818	1,179,142

Plastec Technologies, Ltd.	Page 6
November 13, 2013

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 9-month period ended September 30,
	2013	2012
	HK$	HK$
Operating activities
Net income	56,884	51,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	95,405	118,375
Loss on disposal of property, plant and equipment	16,408	1,203
Deferred tax credit	(15,917)	-
Changes in operating assets and liabilities:
Trade receivables	(8,718)	(76,547)
Inventories	1,205	13,285
Deposits, prepayment and other receivables	(11,730)	(8,785)
Trade payables	(23,001)	9,657
Other payables and accruals	(28,117)	20,120
Tax payables	18,744	6,192
Net cash provided by operating activities	101,163	134,987

Investing activities
Purchase of property, plant and equipment	(23,281)	(69,066)
Proceeds from disposal of property, plant and equipment	3,811	12,491
Deposits for purchase of property, plant and equipment	(353)	(9,988)
Net cash used in investing activities	(19,823)	(66,563)

Financing activities
Repurchases of shares and/or warrants	(35,979)	(3,020)
Net repayment of bank borrowings	(50,519)	(28,015)
Repayment of capital lease obligations	-	(1,526)
Net cash used in financing activities	(86,498)	(32,561)

Net (decrease)/increase in cash and cash equivalents	(5,158)	35,863

Effect of exchange rate changes on cash and cash equivalents	2,776	(400)

Cash and cash equivalents, beginning of period	309,862	187,089
Cash and cash equivalents, end of period	307,480	222,552

Supplementary disclosures of cash flow information:
Interest paid, net	772	1,665
Income taxes paid/(refunded)	881	(327)

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November 13, 2013

PLASTEC TECHNOLOGIES, LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

(Hong Kong dollars in thousands)

		Three Months Ended		Nine Months Ended
		September 30	September 30	September 30	September 30
		2013	2012	2013	2012
		HKD	HKD	HKD	HKD
Net Income (note)		14,722	34,438	71,420	50,070

Plus	Interest expenses	272	596	950	1,810
Minus	Interest incomes	(73)	(50)	(178)	(145)
Plus	Income tax expenses	3,688	1,247	4,350	5,865

Income from operations		18,609	36,231	76,542	57,600

Plus	Depreciation and Amortization	30,896	40,137	95,405	118,375

Adjusted EBITDA		49,505	76,368	171,947	175,975

Note: Excl. other incomes and gain/(loss) on disposals

This press release includes financial information (EBITDA) not derived in accordance with generally accepted accounting principles or international financial reporting standards. Plastec believes that the presentation of such financial information provides more useful information to investors as it indicates more clearly Plastec’s future performance. EBITDA was derived by taking earnings before interest expense (net), taxes, depreciation and amortization